UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Hi-Crush Partners LP

File No. 333-182574 - CF#28600
_____

Hi-Crush Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on July 9, 2012 and amended on August 9, 2012.

Based on representations by Hi-Crush Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through July 31, 2014
Exhibit 10.6	through July 31, 2016
Exhibit 10.7	through July 31, 2016
Exhibit 10.8	through April 30, 2018
Exhibit 10.9	through April 30, 2018
Exhibit 10.10	through April 30, 2015
Exhibit 10.11	through September 15, 2014
Exhibit 10.12	through September 15, 2014
Exhibit 10.13	through September 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel